EXHIBIT 21.1

Subsidiaries of Equicap, Inc.

Usunco Automotive Limited	–	British Virgin Islands
(“Usunco”)

Zhejiang ZhongChai Machinery Co., Ltd.	–	PRC
(75% subsidiary of Usunco)

Zhejiang Shengte Transmission Co., Ltd.	–	PRC
(100% subsidiary of Zhejiang ZhongChai Machinery Co., Ltd.)